SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Electronic Arts Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

July 8, 2020

At Electronic Arts Inc.'s Annual Meeting on August 6, 2020, please vote AGAINST the Say-On-Pay proposal (Proposal 2) .

Dear Electronic Arts shareholder:

We urge you to vote AGAINST the "Say-On-Pay" proposal (Proposal 2) at Electronic Arts' (NASDAQ: EA) Annual Meeting on August 6, 2020. The company has gone too far in terms of executive pay, piling on exorbitant equity awards to two executives -- Blake Jorgensen (Chief Financial Officer) and Kenneth Moss (Chief Technology Officer) -- and paying multimillion dollar bonuses following worker layoffs. While shareholders have benefited from appreciation in the company s stock price over the long term, we believe that these gains do not permit the company to indiscriminately pay its executives.

For investors, the following are of immediate concern:

  EA has an excessive equity granting problem. It has granted some of its executives a new special award before the performance period for a previous special award has even finished, on top of already high annual equity pay.
  Amid below-target vesting of annual performance equity, EA granted two overlapping special awards to two executives seemingly to replace unearned equity compensation, which undermines the spirit of pay-for-performance.
  The awards are further unjustified: the claims of retention are dubious given that there is already one special retention award outstanding and executives at the company generally, including the two that received the two special awards, are already well compensated through ordinary-course equity awards (particularly due to above-median equity grant benchmarking) .
  Executives received above-median bonuses following layoffs of roughly 4% of EA s total workforce in 2019.1

EA is becoming a serial granter of special awards: the performance period for a previous special award has yet to conclude.

Electronic Arts appears to be developing a special award grant addiction. The company has seen fit to grant some executives yet another retention award in fiscal 2020 after already granting them one in fiscal 2018, even when the performance period for the first special award has yet to conclude. Specifically, in June 2017 (EA's fiscal year 2018), EA executives Blake Jorgensen (Chief Financial Officer) and Kenneth Moss (Chief Technology Officer), among others, received substantial equity awards on top of their already above-median compensation levels that year: Jorgensen received an additional $10 million special equity grant on top his $6.5 million annual grant, and Moss received an additional $7 million on top of his $5.5 million dollar annual award. The company already benchmarks equity compensation at the 75th percentile of its peer group. Also, note that those awards were greater than either executive s annual equity award. Proxy advisory firm Institutional Shareholder Services has repeatedly noted EA s above median benchmarking, including in its 2019 report which states "above

1 Charlie Hall, "Layoffs hit EA, CEO says they are necessary to address our challenges," Polygon, March 26, 2019 median benchmarking may have a ratcheting effect on executive compensation without a strong link to company performance."2  The awards were based on net revenue and free cash flow targets that the company did not disclose, citing "competitive concerns." Provided targets are achieved, the awards will cliff vest to the extent earned on May 26, 2021 -- the performance period for these awards is not over yet.

Fast forward to November 2019 (EA s fiscal year 2020), just two fiscal years after the first grant, and the company has granted these same two executives yet another special award: Jorgensen received an additional $7.5 million on top his $7.5 million annual grant, and Moss received an additional $5.5 million on top of his $5.5 million dollar annual award. This time, the awards are structured similar to the company s annual performance equity awards with vesting contingent on the compan; s ranking relative to the NASDAQ-100 TSR. The award vests in thirds.  The rigor of performance goals for the fiscal 2020 award is immaterial, the award itself is duplicative and represents an unnecessary "pile on" for several reasons. In our view, special equity awards should be granted sparingly, if at all. It is extremely rare that a company grants a special performance award while another special award performance period is still ongoing. These two executives now have two special awards outstanding at the same time, in addition to annual equity grant tranches. Shareholders have increasingly expressed dissatisfaction with large awards granted in addition to the company s ordinary-course executive pay program.

Also, the company s retention and incentive arguments for granting these awards in the first place are dubious. For both awards, the company cites retention and incentive rationales in its proxy statement:

Regarding the fiscal 2018 awards: "Looking ahead to the next several years, the Board of Directors and the Compensation Committee determined that incentivizing and retaining these key executives was critical   to the Company s continued strong growth and success [ . . .]"

Regarding the fiscal 2020 awards: "The November 2019 PRSUs were granted to retain and incentivize these key executives, whom the Compensation Committee believes are critical to the Company s ability to achieve its long-term strategic plan and to further align the incentives of our key executives with stockholder interests. On the matter of retention, let us point out once again that these two executives already have one retention award outstanding from fiscal 2018 & why do they need two? The proxy does not discuss the company s rationale for granting these executives an additional special award on top of the one that is already outstanding. One would think one multimillion dollar retention award at a time would be enough."

While we acknowledge the need to keep talented executives at a company, we do not believe in doing so at the expense of pay-for-performance.

The real issue is that recent equity award tranches are in danger of not vesting due to EA's poor reported financial results for fiscal 2019 (the impetus for a voluntary bonus forfeiture that fiscal year discussed below), and slow recovery from a significant dip in stock price in the latter half of 2018 (the

2 ISS Proxy Analysis & Benchmark Policy Voting Recommendations Electronic Arts, 2019 (p. 18)

company s stock price reached a high of approximately $148.73 on July 13, 2018 before plummeting to a low of $76.57 by December 21, 2018). The company appears to be stealthily replacing this foregone earning opportunity. The proxy discloses a running tally of equity awards that have yet to vest, and it is clear that one tranche (June 2017) vested below target and another tranche (June 2018) may vest significantly below target as well:

PRSU Grant Date	June 2017	June 2018	June 2019

Performance Period	Fiscal 18-20	Fiscal 19-21	Fiscal 20-22

PRSU Award Tranche	Tranche 3	Tranche 2	Tranche 1

90-day average stock price
(at start of Vesting Measurement Period)	$102.99	$129.87	$95.27

Length of Vesting Measurement Period	3 Years	2 Years	1 Year

90-day average stock price
(at end of Vesting Measurement Period)		$105.51

EA s TSR	2.4%	-18.8%	10.7%

EA s Relative NASDAQ-100 TSR Percentile	27th	12th	59th

Percentage of Target PRSUs Vested in May 2020	34%	4%	98%

In this case, it appears that the company is attempting to make up for potentially unearned equity by granting new equity with substantially similar performance criteria, which completely undermines the spirit of pay for performance.

On the matter of incentivizing executives, we have repeatedly stated and continue to vehemently argue that the notion that executives need to be incentivized with pay above-and-beyond the ordinary course program is a complete fallacy in almost all cases . In reality, executives are already well incentivized through a company s ordinary course executive pay program alone because they receive significant amounts of annual equity grants in the first place that appreciate in value when the company performs well. That is particularly true at EA, where the company benchmarks equity pay at the 75 th percentile of its peer group. The company s ordinary-course executive pay program should be more than enough to compensate these executives and incentivize them to succeed. Case in point, EA s stock has appreciated nearly 70% to $133.84 since its dip to $76.57 in December 2018. This means that all vested equity still held by executives has appreciated considerably before any special performance award equity that has not been earned yet is even taken into account.

Payoffs for layoffs

Hard on the heels of announced layoffs in the last few days of the company's 2019 fiscal year, EA executives received multimillion dollar, above-target bonuses in fiscal 2020, with CEO Andrew Wilson receiving $4 million ($1.6 million above his $2.4 million target). In fiscal 2019, executives voluntarily forfeited their bonuses, which while commendable, was mostly or entirely due to company's financial performance. It is very telling that the 2019 proxy does not even disclose what executives would have received on a formulaic basis if they had not forfeited their bonuses that year -- shareholders are left to wonder how much, if any, bonus amounts executives would have ultimately earned. Typically, when bonuses are forfeited, companies provide a formulaic breakdown of what the executives would have received to demonstrate that the voluntarily forfeited sum was meaningful. The absence of that disclosure in this case, coupled with EA's financial underperformance for that fiscal year, leads shareholders to conclude that the forfeited amounts were most likely small to begin with, diminishing any altruistic motives surrounding the forfeiture. Also, there is no discussion of limiting pay due to layoffs in the 2019 or 2020 proxy.

In summary, the special awards granted to two EA executives are not justified, and neither are EA's above -target bonus payouts to all NEOs in fiscal 2020.

Regarding the special equity award the magnitude of the award is substantial, the award is duplicative by carrying substantially similar goals as the annual equity grant, the executives already have one large special award outstanding, the company has not provided any rationale whatsoever as to why a second one is needed, and executives are already well compensated through ordinary-course equity grants, especially given that annual grants are benchmarked at the 75th percentile of peers. Further, we believe executives should not receive multimillion dollar cash bonuses after laying off workers the prior fiscal year.

Therefore, we urge you to vote AGAINST the Management Say-On -Pay proposal (Proposal 2).

Please contact my colleague Michael Varner, Director of Executive Compensation Research at michael.varner@ctwinvestmentgroup.com with any questions.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted